

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Angelo Capozzolo
President
Buffalo Forklift Holdings, LLC
4624 Goodrich Road
Clarence, New York 14031

> **Re:** **Buffalo Forklift Holdings, LLC**
> **Amendment No. 1 to Regulation A Offering Statement on Form 1-A**
> **Filed on February 2, 2015**
> **File No. 024-10435**

Dear Mr. Capozzolo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and filing an amended offering statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended offering statement, we may have additional comments.

Part I – Notification

Item 4. Jurisdictions, page iii

1.   We note your response to prior comment 1. In considering whether Securities Exchange Act Rule 3a4-1 is applicable to your manager and officers, please tell us how you considered the sales of securities issued by Buffalo Forklift LLC in the last 12 months as reported in Item 5 of Part I of your Form 1-A.

Part II – Offering Circular

2.   Please revise your reference to the "Program Agreement" in the third paragraph on page 2 of your Offering Circular to make clear which agreement you are referring to.

Reinvestment of Profits and Distributions, page 7

3.   Your disclosure that holders may change their distribution election by giving not less than 60 days written notice prior to January 1 of the fiscal year in which such election would take effect does not reconcile to Section 9.3(b) of the Operating Agreement, which indicates that such a change may be made by written notice not less than 60 days prior to the next distribution date following the period in which the notice is sent. Please advise or revise your disclosure accordingly.

Transfer of Units, page 8

4.   Your disclosure that the Units are transferable subject to the consent of the Manager "not to be unreasonably withheld" does not reconcile to Section 10.1(a) of the Operating Agreement, which indicates that the Manager may give consent in its "sole and absolute discretion." Please advise or revise your disclosure accordingly.   Please also revise to state that anyone seeking to transfer units may be required to obtain and deliver an opinion of counsel that the transfer complies with all applicable securities laws.

Risk Factors, page 8

5.   Please add risk factor disclosure relating to the provisions in your LLC Company Agreement in Section 6.4 regarding constructive consent and in Section 12.3 regarding exclusive venue for disputes arising from the LLC agreement or the sale of units.

Financial Statements

General

6.   Please refer to our prior comment 21. We note your disclosure on page 6 indicates all adjustments necessary for a fair statement of results for any interim period have been, or will be, included. Please explain what you mean by the reference to adjustments 'will be' included. Please revise to provide representations consistent with the requirements of Item (2) of Part F/S of Form 1-A. Your representations should also indicate whether such adjustments are of a normal recurring nature.

Exhibit 4.2 – Form of Subscription Agreement

7.   We note your response to prior comment 26. The representations to be made by investors in paragraphs a, b, c, and e of Section 4 of the Subscription Agreement, however, do not appear to be appropriate for your offering given Section 14 of the Securities Act of 1933. Please revise your agreement to comply with that section.

8.   The statement in section 1 of the Subscription Agreement that the minimum purchase is 25 Units does not reconcile to the disclosure in your Offering Circular which indicates that 10 Units is the minimum purchase. Please reconcile.

Exhibit 11.1 – Legality Opinion

9.   We note your response to prior comment 28. The second paragraph of the opinion, however, continues to suggest that counsel has limited the universe of sources it consulted in rendering its opinion to the documents listed at the end of that paragraph. Please file an opinion which does not contain such limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the request

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Jonathan H. Gardner, Esq.
                           Kavinoky Cook LLP